BIT DIGITAL, INC.

33 Irving Place

New York, NY 10013

February 1, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Amendment No. 6 to Registration Statement on Form F-3
Last Filed January 24, 2022
File No. 333-258330

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated January 31, 2022. We have submitted Amendment No. 7 (the “Amendment”) to the Registration Statement on Form F-3 (the “Registration Statement”) on this date reflecting the Company’s responses.

Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 6 to Registration Statement on Form F-3

Prospectus Summary

Custodian Accounts, page 7

1.	Please remove your reference to stablecoins in the first paragraph of this section, and disclose the specific stablecoins, if any, you hold or intend to hold.

Response No. 1

This comment has been complied with.

Risk Factors, page 13

2.	We note that you added the following statement: "[r]ecent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities (VIEs) and ban on digital asset transactions and data security or anti-monopoly concerns, may have an adverse effect on the Company in view of its prior operations, but are not expected to result in an adverse impact on our corporate structure going forward or have a material change in our operations and/or the value of our securities or significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless." In addition, you removed the following statement: "[t]hese risks and others could result in a material change in the value of our securities and/or significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless." Please revise this paragraph to remove the first statement because it appears to be a disclaimer not appropriate for an introduction to the risk factors section. In addition, replace the second statement because you continue to have subsidiaries in Hong Kong.

Response No. 2

This comment has been complied with.

Division of Corporation Finance

February 1, 2022

We would very much appreciate hearing from you as to when we may submit an accelerated request.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Bryan Bullett
Bryan Bullett, Chief Executive Officer

cc:	Elliot H. Lutzker, Esq.
Robert W. Downes,Esq. (Sullivan & Cromwell LLP)